Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

October 23, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F/A for the year ended March 31, 2015; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F/A for the year ended March 31, 2015, which was filed with the Securities and Exchange Commission on October 23, 2017.

Very truly yours,

Toyota Motor Corporation

By:	/s/ Kenta Kon
	Name:	Kenta Kon
	Title:	General Manager of Accounting Division